UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2015

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

I.	REASON FOR REPORT

Resolution on the comprehensive exchange of shares of SK Broadband Co., Ltd. (“SK Broadband”) for the shares of SK Telecom Co., Ltd. (“SK Telecom”).

II.	MATTERS TO BE REPORTED

[Share Exchange Ratio]

Item	Parent (SK Telecom)	Wholly-owned (“complete”) subsidiary after the Share Exchange (SK Broadband)
Reference share price (Won)	285,434	4,822
- Percentage of discount or premium	0%	0%
Average asset/profit value	—	—
- Asset value	—	—
- Profit value	—	—
Exchange consideration / share (Won)	285,434	4,822
Share exchange ratio	1	0.0168936
- Relative value	—	—

Note: The share exchange ratio for the exchange of SK Broadband’s common shares into SK Telecom’s common shares (the “Share Exchange”) has been determined to be 1:0.0168936. The shareholders of SK Broadband’s common stock set forth in SK Broadband’s shareholder register on the date of the Share Exchange (the “Share Exchange Date”, which is currently scheduled for June 9, 2015) (other than SK Telecom) will be allotted 0.0168936 common shares of SK Telecom (par value Won 500) in exchange for one common share of SK Broadband (par value Won 5,000).

CLAUSE 1. BASIC MATTERS RELATING TO THE SHARE EXCHANGE

1.	Purpose of the Share Exchange

A.	Parties and Background

(1)	Parties

Parent company	Company Name	SK Telecom Co., Ltd.
	Location	65, Eulji-ro, Jung-gu Seoul 100-999, Korea
	Representative Director	Dong-Hyun Jang
	Entity Type	Listed Corporation on the KRX KOSPI Market of the Korea Exchange

Wholly-owned subsidiary after the Share Exchange	Company Name Location	SK Broadband Co., Ltd. 24, Toegye-ro, Jung-gu Seoul 100-711, Korea
	Representative Director	In-Chan Lee
	Entity Type	Listed Corporation on the KRX KOSDAQ Market of the Korea Exchange

On March 28, 2008, SK Telecom became SK Broadband’s largest shareholder with a 43.59% equity stake (102,451,249 shares). Subsequently, SK Telecom acquired additional shares of SK Broadband through participation in rights offerings, among other methods, to increase its equity interest to 50.56% (149,638,354 shares) as of March 20, 2015. After SK Telecom’s initial acquisition of SK Broadband’s shares, both companies offered various integrated mobile and fixed-line products such as cellular phone service, broadband Internet and fixed-line telephone service to create synergies and gain a competitive advantage in the market.

SK Telecom intends to acquire all of the shares of SK Broadband that it does not otherwise own through the Share Exchange following which SK Broadband will become its wholly-owned subsidiary in order to strengthen its competitiveness and enhance corporate and shareholder value by improving management efficiency and maximizing synergies.

(2)	Applicability of Back Door Listing

Not applicable

B.	Matters Relating to the Allotment of Shares to SK Broadband’s Shareholders

(1)	Allotment of Shares

Shareholders listed in the shareholder register of SK Broadband (other than SK Telecom) as of the Share Exchange Date (currently scheduled for June 9, 2015) will be allotted 0.0168936 common shares of SK Telecom (par value Won 500) in exchange for one common share of SK Broadband (par value Won 5,000), and accordingly the shares of SK Broadband owned by shareholders of SK Broadband (other than SK Telecom) will be transferred to SK Telecom on the Share Exchange Date. The aggregate number of registered common shares that SK Telecom will allot to SK Broadband shareholders as a result of the Share Exchange will be 2,471,883 shares. In accordance with Article 360-6 of the Korean Commercial Code (“KCC”), treasury shares acquired by SK Telecom before the resolution on the Share Exchange will be distributed in lieu of an issuance of new shares. If SK Telecom acquires additional shares of SK Broadband during the period between the date of the share exchange agreement entered into in connection with the Share Exchange (the “Share Exchange Agreement”) and the Share Exchange Date, the number of treasury shares to be distributed will be decreased by the number of shares equal to the number of such additionally acquired shares multiplied by the share exchange ratio (1:0.0168936).

(2)	Treatment of Fractional Shares

If there are fractional shares of SK Telecom to be allotted to shareholders of SK Broadband in connection with the Share Exchange, cash in lieu of such fractional shares will be paid to SK Broadband’s shareholders entitled to such fractional shares within one month from the Share Exchange Date and the amount as calculated based on the closing price of SK Telecom’s common shares as of the Share Exchange Date.

C.	Main Impact and Effect on SK Telecom’s Management, Finance and Business

(1)	Impact and Effect on SK Telecom’s Management

Upon the completion of the Share Exchange, (i) there will be no change in the share ownership interest of SK Telecom’s existing shareholders or the corporate governance structure and management of SK Telecom, (ii) SK Telecom will be the parent company of SK Broadband with 100% ownership and will remain a listed corporation on the KRX KOSPI Market of the Korea Exchange and (iii) SK Broadband will become a wholly-owned subsidiary of SK Telecom and will be delisted from the KRX KOSDAQ Market of the Korea Exchange.

In addition, pursuant to the Share Exchange Agreement, the directors and members of the Audit Committee of SK Telecom appointed before the Share Exchange shall retain their original terms of appointment despite Article 360-13 of the KCC, and there will be no executive officers newly appointed due to the Share Exchange.

(2)	Impact and Effect on SK Telecom’s Financial Position and Business

Upon the completion of the Share Exchange, SK Broadband will become a wholly-owned subsidiary of SK Telecom. For a more detailed explanation of the impact and effect of the Share Exchange on SK Telecom’s financial position and business, please refer to our future filings with the U.S. Securities and Exchange Commission to be filed on Form CB.

D.	Future Plans for Reorganization of Corporate Structure

Currently, there are no plans for a corporate reorganization, including any merger with another entity.

2.	Form of the Share Exchange

A.	Comprehensive Exchange of Shares

SK Telecom intends to acquire all of the shares of SK Broadband that it does not otherwise own through the Share Exchange following which SK Broadband will become its wholly-owned subsidiary

B.	Applicability of Small-Scale Share Swap or Simplified Share Swap

The Share Exchange with respect to SK Telecom falls under the definition of “small-scale share swap” as set forth in Article 360-10 of the KCC. The Share Exchange with respect to SK Broadband does not fall under the definition of “simplified share swap” as set forth in Article 360-9 of the KCC.

KOREAN COMMERCIAL CODE

Article 360-9 (Simplified Share Swaps) (1) In cases where all the shareholders of a company becoming a complete subsidiary give their consent or where a company becoming a complete parent company owns 90 percent or more of the total number of issued and outstanding shares of the company becoming the complete subsidiary, the approval of the board of directors may substitute for the approval of a general meeting of shareholders of the company becoming the complete subsidiary.

Article 360-10 (Small-Scale Share Swaps)

(1) In cases where the total number of new shares issued for a share swap by a company becoming a complete parent company does not exceed 5 percent of the total number of issued and outstanding shares of that company, the approval of the board of directors may substitute for the approval of a general meeting of shareholders mentioned in Article 360-3 (1); provided, that this shall not apply where the amount to be paid to the shareholders of a company becoming a complete subsidiary, if so determined, exceeds 2 percent of the value of net assets of the company becoming a complete parent company on its final balance sheet as provided for in Article 360-4 (1) 3.

C.	Listing Plans of SK Telecom after the Share Exchange

Upon the completion of the Share Exchange, SK Telecom will be the parent company of SK Broadband with 100% ownership and will remain a listed corporation on the KRX KOSPI Market of the Korea Exchange and SK Broadband, which will be a wholly-owned subsidiary of SK Telecom, will be delisted from the KRX KOSDAQ Market of the Korea Exchange.

D.	Information Regarding SK Telecom and SK Broadband

Classification	Parent company	Wholly-owned subsidiary after the Share Exchange

Company Name	SK Telecom Co., Ltd.	SK Broadband Co., Ltd.

Location	65, Eulji-ro, Jung-gu Seoul 100-999, Korea	24, Toegye-ro, Jung-gu Seoul 100-711, Korea

Listing Status	Listed on KRX KOSPI Market of the Korea Exchange	Listed on KRX KOSDAQ Market of the Korea Exchange

Certain Subsidiaries	SK Broadband Co., Ltd. (Korea, 50.6%), SK Telink Co., Ltd. (Korea, 83.5%), PS&Marketing Co., Ltd. (Korea, 100%), Service Ace Co., Ltd. (Korea, 100%), Service Top Co., Ltd. (Korea, 100%), Network O&S Co., Ltd. (Korea, 100%), SK Planet Co., Ltd. (Korea, 100%), NEOS Networks Co., Ltd. (Korea, 66.7%), iriver Ltd. (Korea, 39.3%), SK Telecom China Holdings Co., Ltd. (Korea, 100.0%), SK Global Healthcare Business Group, Ltd. (Hong Kong, 100.0%), SKT Vietnam PTE., Ltd. (Singapore, 73.3%), SKT Americas, Inc. (USA, 100.0%), YTK Investment Ltd. (Cayman, 100.0%), Atlas Investment (Cayman, 100.0%)	-

1)	After the Share Exchange, SK Broadband will become a wholly-owned subsidiary of SK Telecom.

2)	The list of subsidiaries and ownership percentage are based on the consolidated financial statements as of December 31, 2014.

E.	Noteworthy Matters Relating to the Method of the Share Exchange

Not applicable.

3.	Progress and Schedule

A.	Progress

•	March 20, 2015: Resolution of the boards of directors regarding entry into the Share Exchange Agreement

B.	Schedule

The Share Exchange will proceed pursuant to Article 165-4 of the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”), Article 176-6 of the Enforcement Decree of FSCMA and Articles 360-2 and 360-14 of the KCC.

CLAUSE 2. SUMMARY OF THE SHARE EXCHANGE COUNTERPARTY

1.	Overview of the Entity

A.	Summary of the Entity

Legal and business name of the entity	SK Broadband Co., Ltd.
Date of establishment	September 26, 1997
Principal Business	Fixed-line telecommunication services, multimedia and IPTV services

B.	Executive Officers and Employees

(1)	Executive Officers

(As of December 31, 2014)	(Unit: in shares)

	Gender	Month and Year of Birth	Title	Registered Director	Standing	Division	Education & Work Experience	Number of Shares Owned		Term of Office	Expiration of Term
Name								Common Shares	Preferred Shares

In-Chan Lee	Male	10.1962	President	No	Yes	President	(Concurrent) Head, Marketing Division, SK Broadband	—	—	2.7.2013 ~	—

Seung-Yun Ahn	Male	10.1962	Representative Director	Yes	Yes	Representative Director	Head, Business Support Division, SK Telecom	—	—	3.22.2013 ~	—

Tae-Chul Chung	Male	5.1961	Standing Director	Yes	Yes	Head of Business Administration	Head, Company Relation Division, SK Telecom	—	—	12.18.2013 ~	—

WonYoung Yun	Male	8.1964	Non-executive Director	Yes	No	Non-executive Director	(Concurrent) Head, Marketing Division, SK Telecom	—	—	3.21.2014 ~	—

Young-Tae Song	Male	12.1948	Outside Director	Yes	No	Outside Director (Member of Audit Committee)	Representative Director, Ehwa Diamond Industrial Co., Ltd.	—	—	3.23.2012 ~	—

	Gender	Month and Year of Birth	Title	Registered Director	Standing	Division	Education & Work Experience	Number of Shares Owned		Term of Office	Expiration of Term
Name								Common Shares	Preferred Shares

Son-ku Kim	Male	9.1958	Outside Director	Yes	No	Outside Director (Member of Audit Committee)	(Current) Seoul National University, Economics Dept., Professor	—	—	3.21.2014 ~	—

Yoon Oh	Male	11.1962	Outside Director	Yes	No	Outside Director (Member of Audit Committee)	(Current) Hanyang University, Law Dept., Professor	—	—	3.21.2014 ~	—

Myeong-Hyeon Cho	Male	6.1964	Outside Director	Yes	No	Outside Director	(Current) Korea University, Business Administration Dept., Professor	17,900	—	3.28.2008 ~	—

Jong-Ryeol Kang	Male	10.1964	Head of Department	No	Yes	Head of Network Department	Head, Network Strategy Division, SK Telecom	2,057	—	12.18.2013 ~	—

Jong-Won Kim	Male	9.1968	Head of Division	No	Yes	Head of Media Business Division	(Concurrent) Head, Media Business Division, SK Telecom	—	—	12.16.2014 ~	—

Chang-Suk Shin	Male	6.1958	Head of Department	No	Yes	Head of Corporate Business Department	Head, Solution Business 1, SK Telecom	—	—	2.7.2013 ~	—

Seung-Cheon Yang	Male	4.1966	Head of Division	No	Yes	Head of Marketing Division	Head, Business Division, SK Broadband	1, 054	—	1.1.2007 ~	—

Sang-Heon Lee	Male	5.1957	Head of Division	No	Yes	Head of Company Relations Division	Head, Public Relations, SK Broadband	—	—	1.1.2007 ~	—

John Choi	Male	1.1965	Head of Division	No	Yes	Head of Business Planning Division	Head, Strategic Planning Group, SK Broadband	3,000	—	3.31.2008 ~	—

1)	According to SK Broadband’s articles of incorporation, the terms of the directors expire on the third general meeting of shareholders convened after their appointment

2)	According to SK Broadband’s articles of incorporation, the general meeting of shareholders shall be convened within three months from the close of each business year.

3)	At the 18th general meeting of shareholders held on March 20, 2015, representative director Seung-Yun Ahn resigned, outside director Young-Tae Song’s term expired and director In-Chan Lee and outside director (and audit committee member) Chan-Soon Nam were newly appointed. Director In-Chan Lee was nominated as the representative director at the 184th board of directors held on the same date.

(2)	Employees

(As of December 31, 2014)			(Unit: in persons and millions of Won)
Business	Gender	Number of Employees				Average Years of Continuous Service	Total Amount of Annual Salary	Average Annual Salary per Person	Remarks
		Full-time	Contract	Other	Total
Fixed-line telecommunication services	Male	1,392	45	—	1,437	11.1	122,967	73	—
Fixed-line telecommunication services	Female	118	31	—	149	5.8	7,595	43	—

Total		1,510	76	—	1,586	10.5	130,562	70	—

1)	Based on Section 9-1-2 (Employee Status) of the Corporate Disclosure Guidelines (amended as of August 20, 2012)

2)	Average annual salary per person was calculated based on the number of actual recipients.

C.	Major Shareholders

1)	Largest Shareholder and Specially Related Parties of SK Broadband

(As of December 31, 2014)				(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio				Remarks
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Telecom Co., Ltd.	Largest shareholder	Common shares	149,638,354	50.56	149,638,354	50.56	—
Shin Won Chey	Specially related party	Common shares	647,168	0.22	347,829	0.12	—
Myung Hyun Cho	Specially related party	Common shares	17,900	0.01	17,900	0.01	—

Total		Common shares	150,303,422	50.79	150,004,083	50.68	—

		Preferred shares	0	0	0	0	—

2.	Summary Financial Data for the Past Three Years and External Audits

A.	Summary Financial Data of SK Broadband for the Past Three Years

(i)	Summary Consolidated Statements of Financial Position

			(Unit: Won)
Classification	As of December 31, 2014	As of December 31, 2013	As of December 31, 2012
Assets
Current Assets	464,811,250,853	542,147,096,384	684,803,537,440
Cash and cash equivalents	20,462,661,063	68,234,681,826	86,725,906,754
Short-term financial instruments	2,571,000,000	3,284,000,000	153,194,000,000
Trade and other receivables, net	403,149,126,996	422,195,795,032	388,270,470,904
Inventories, net	11,182,679,945	24,772,823,725	40,798,283,090
Income tax refund receivable	324,391,450	873,509,626	2,755,324,473
Other current assets	27,121,391,399	22,786,286,175	13,059,552,219
Non-current Assets	2,646,227,141,702	2,502,202,244,123	2,394,351,835,803
Long-term financial instruments	8,500,000	8,500,000	11,000,000
Long-term investment securities	6,013,780,928	12,661,402,953	26,475,241,367
Long-term trade and other receivables	75,636,185,226	72,897,962,276	72,133,485,949
Investments in associates	24,420,014,360	20,077,336,013	22,796,564,870
Property and equipment, net	2,317,256,916,463	2,191,449,496,003	2,056,529,546,913
Investment property	24,608,448,976	25,603,513,266	35,774,935,775
Intangible assets	178,440,497,410	171,690,540,992	171,590,913,145
Other non-current assets	17,536,193,878	7,813,492,620	9,040,147,784
Long-term derivative financial assets	2,306,604,461

Total Assets	3,111,038,392,555	3,044,349,340,507	3,079,155,373,243

Classification	As of December 31, 2014	As of December 31, 2013	As of December 31, 2012
Liabilities
Current Liabilities	882,933,501,965	943,976,063,640	907,000,183,778
Accounts payable - other	434,856,735,740	513,495,961,761	441,178,670,656
Current portion of debentures and long-term borrowings, net	429,879,517,617	399,578,246,824	430,134,902,049
Other current financial liabilities	3,206,096,843	18,829,664,060	19,904,440,786
Other current liabilities	14,991,151,765	12,072,190,995	15,782,170,287
Non-current Liabilities	1,106,493,335,240	972,745,049,873	1,061,607,626,010
Long-term payables - other	20,242,233,669	17,719,309,744	18,387,015,365
Long-term debentures and borrowings, excluding current portion	1,023,679,031,211	900,505,179,247	978,076,448,910
Other non-current financial liabilities		3,206,096,843	22,035,760,902
Long-term derivative financial liabilities		2,958,431,831
Defined benefit liabilities	49,978,878,031	34,084,165,636	29,324,703,954
Long-term provisions	3,532,428,123	3,597,642,693	3,252,948,322
Other non-current liabilities	9,060,764,206	10,674,223,879	10,530,748,557

Total Liabilities	1,989,426,837,205	1,916,721,113,513	1,968,607,809,788

Equity
Share capital	1,479,795,435,000	1,479,795,435,000	1,479,795,435,000
Capital surplus and other capital adjustments	314,189,109,116	314,189,109,116	315,549,046,116
Accumulated deficit	(663,477,913,049)	(665,227,885,291)	(683,866,221,309)
Reserves	(8,895,075,717)	(1,128,431,831)	(930,696,352)
Total Equity	1,121,611,555,350	1,127,628,226,994	1,110,547,563,455

Total Liabilities and Equity	3,111,038,392,555	3,044,349,340,507	3,079,155,373,243

(ii)	Summary Consolidated Statements of Income

			(Unit: Won)
Classification	2014	2013	2012
Operating revenue	2,654,381,277,666	2,539,365,951,145	2,492,159,803,639
Operating expense	2,596,227,109,545	2,466,203,293,772	2,410,601,127,695
Labor cost	154,595,536,602	151,370,003,134	144,377,289,850
Depreciation and amortization	489,482,919,581	467,260,870,140	474,230,616,501
Telecommunication equipment lease expenses	205,427,391,102	190,568,476,321	173,734,964,431
Sales commissions paid	241,499,375,453	246,575,555,543	218,405,986,416
Interconnection charges	220,266,526,638	242,691,543,366	246,083,655,492
Commissions paid	780,220,363,998	686,826,417,532	710,122,530,659
Cost of products that have been resold	118,155,484,448	108,027,398,687	107,244,517,558
Advertising	119,415,116,746	112,686,181,302	95,402,635,506
Maintenance	118,355,211,246	113,719,498,942	103,420,792,907

Classification	2014	2013	2012
Utilities	62,800,379,668	58,438,675,249	51,098,315,179
Bad debt	14,379,879,843	17,791,925,701	18,269,104,281
Loss on valuation of inventory			5,177,322,089
Other operating expenses	71,628,924,220	70,246,747,855	63,033,396,826
Operating income	58,154,168,121	73,162,657,373	81,558,675,944
Finance income	20,939,477,427	10,998,402,100	30,350,923,750
Finance costs	75,748,712,688	71,909,760,501	86,856,225,365
Other non-operating income	12,504,003,137	14,965,625,422	16,057,026,386
Other non-operating expenses	11,778,193,554	14,219,723,449	19,670,305,953
Gains (Losses) relating to investments in associates	236,751,150	(691,253,390)	1,171,406,988
Profit before income tax	4,307,493,593	12,305,947,555	22,611,501,750
Income tax expense			112,031,043
Profit for the year	4,307,493,593	12,305,947,555	22,499,470,707
Earnings per share:
Basic earnings per share	15	42	76

(iii)	Summary Consolidated Statements of Comprehensive Income

			(Unit: Won)
Classification	2014	2013	2012
Profit for the year	4,307,493,593	12,305,947,555	22,499,470,707
Other comprehensive income (loss)	(10,324,165,237)	6,134,652,984	(5,102,686,695)
Items that will not be reclassified to profit or loss:
Remeasurement of defined benefit liabilities	(2,557,521,351)	6,332,388,463	(915,004,649)
Items that are or may be reclassified subsequently to profit or loss:
Net change in fair value of available-for-sale financial assets			(494,090,222)
Net change in unrealized fair value of available-for-sale financial assets		930,696,352	(36,205,050)
Net change in unrealized fair value of derivatives	(7,766,643,886)	(1,128,431,831)
Reclassification adjustments relating to derivatives settled in the year			(3,657,386,774)

Total comprehensive income (loss)	(6,016,671,644)	18,440,600,539	17,396,784,012

B.	External Audits of the Financial Statements of SK Broadband

Term	Auditor	Audit Opinion
2014	KPMG Samjong Accounting Corp.	Unqualified
2013	Deloitte Anjin LLC	Unqualified
2012	Deloitte Anjin LLC	Unqualified

CLAUSE 3. MATTERS RELATING TO THE EXTERNAL APPRAISAL

Pursuant to Article 176-6(3) of the Enforcement Decree of FSCMA, an external appraisal with respect to the calculation of the reference share prices are not required as the Share Exchange is an exchange of shares between listed corporations and the share exchange ratio was calculated based on the reference share prices calculated in accordance with Article 165-4 of the FSCMA and Articles 176-6 and 176-5 of the Enforcement Decree of FSCMA.

CLAUSE 4. CALCULATION OF THE SHARE EXCHANGE RATIO

1.	Share Exchange Ratio

Item	Parent (SK Telecom)	Wholly-owned subsidiary after the Share Exchange (SK Broadband)
Reference share price (Won)	285,434	4,822
- Percentage of discount or premium	0%	0%
Average asset/profit value	—	—
- Asset value	—	—
- Profit value	—	—
Exchange consideration / share (Won)	285,434	4,822
Share exchange ratio	1	0.0168936
- Relative value	—	—

Note: The share exchange ratio for the Share Exchange has been determined to be 1:0.0168936. The shareholders of SK Broadband’s common stock set forth in SK Broadband’s shareholder register on the Share Exchange Date (currently scheduled for June 9, 2015) (other than SK Telecom) will be allotted 0.0168936 common shares of SK Telecom (par value Won 500) in exchange for one common share of SK Broadband (par value Won 5,000).

2.	Calculation of the Share Exchange Ratio

As both SK Telecom and SK Broadband are listed corporations, the share exchange ratio is calculated based on the reference share prices calculated in accordance with Articles 176-5(1) and 176-6(2) of the Enforcement Decree of the FSCMA.

A.	SK Telecom

Item	Amount (Won)	Calculation Period
(i) Weighted average of the share prices for the most recent one-month period	281,857	February 23, 2015 – March 19, 2015
(ii) Weighted average of the share prices for the most recent one-week period	283,944	March 13, 2015 – March 19, 2015
(iii) Closing share price on the calculation date	290,500	March 19, 2015
Reference share price [((i) + (ii) + (iii)) / 3]	285,434	—

Note: The reference share price is the arithmetic mean of (i) the weighted average of the share prices for the most recent one-month period, (ii) the weighted average of the share prices for the most recent one-week period and (iii) the closing share price on the calculation date, which is the date prior to the board resolution regarding the Share Exchange [((i)+(ii)+(iii))/3].

ø The table below shows the share prices and trading volumes for the one-month period leading up to the calculation date of March 19, 2015.

Date	Closing Price (Won)	Trading Volume (Shares)	Closing Price × Trading Volume (Won)
February 23, 2015	291,000	72,997	21,242,127,000
February 24, 2015	291,000	119,745	34,845,795,000
February 25, 2015	288,000	121,071	34,868,448,000
February 26, 2015	287,500	125,510	36,084,125,000
February 27, 2015	286,500	171,702	49,192,623,000
March 2, 2015	284,000	96,975	27,540,900,000
March 3, 2015	283,500	109,686	31,095,981,000
March 4, 2015	288,000	135,798	39,109,824,000
March 5, 2015	290,000	135,499	39,294,710,000
March 6, 2015	283,000	207,854	58,822,682,000
March 9, 2015	279,000	190,007	53,011,953,000
March 10, 2015	270,500	197,630	53,458,915,000
March 11, 2015	269,000	183,298	49,307,162,000
March 12, 2015	270,000	257,139	69,427,530,000
March 13, 2015	283,000	216,449	61,255,067,000
March 16, 2015	280,000	123,012	34,443,360,000
March 17, 2015	279,500	106,096	29,653,832,000
March 18, 2015	281,500	111,038	31,257,197,000
March 19, 2015	290,500	218,533	63,483,836,500

Item			Price (Won)
Weighted average of the closing prices for the most recent one-month period			281,857
Weighted average of the closing prices for the most recent one-week period			283,944

B.	SK Broadband

Item	Amount (Won)	Calculation Period
(i) Weighted average of the share prices for the most recent one-month period	4,650	February 23, 2015 – March 19, 2015
(ii) Weighted average of the share prices for the most recent one-week period	4,827	March 13, 2015 – March 19, 2015
(iii) Closing share price on the calculation date	4,990	March 19, 2015
Reference share price [((i) + (ii) + (iii)) / 3]	4,822	—

Note: The reference share price is the arithmetic mean of (i) the weighted average of the share prices for the most recent one-month period, (ii) the weighted average of the share prices for the most recent one-week period and (iii) the closing share price on the calculation date, which is the date prior to the board resolution regarding the Share Exchange [((i)+(ii)+(iii))/3].

ø The table below shows the share prices and trading volumes for the one-month period leading up to the calculation date of March 19, 2015.

Date	Closing Price (Won)	Trading Volume (Shares)	Closing Price × Trading Volume (Won)
February 23, 2015	4,505	2,566,113	11,560,339,065
February 24, 2015	4,580	2,596,314	11,891,118,120
February 25, 2015	4,560	1,337,494	6,098,972,640
February 26, 2015	4,490	1,863,820	8,368,551,800
February 27, 2015	4,545	1,214,577	5,520,252,465
March 2, 2015	4,450	1,703,426	7,580,245,700
March 3, 2015	4,410	1,583,869	6,984,862,290
March 4, 2015	4,410	615,650	2,715,016,500
March 5, 2015	4,340	1,401,666	6,083,230,440
March 6, 2015	4,300	1,096,376	4,714,416,800
March 9, 2015	4,280	860,690	3,683,753,200
March 10, 2015	4,470	2,596,457	11,606,162,790
March 11, 2015	4,330	2,433,011	10,534,937,630
March 12, 2015	4,455	1,375,749	6,128,961,795
March 13, 2015	4,860	10,105,124	49,110,902,640
March 16, 2015	4,675	5,670,530	26,509,727,750
March 17, 2015	4,710	2,170,908	10,224,976,680
March 18, 2015	4,870	4,696,271	22,870,839,770
March 19, 2015	4,990	3,556,399	17,746,431,010

Item			Price (Won)
Weighted average of the closing prices for the most recent one-month period			4,650
Weighted average of the closing prices for the most recent one-week period			4,827

3.	Matters with Respect to the External Appraisal

Please see Clause 3 above.

CLAUSE 5. MATTERS RELATING TO APPRAISAL RIGHTS

1.	Conditions for Exercising Appraisal Rights

A.	Parent Company (SK Telecom)

Shareholders of SK Telecom dissenting from the Share Exchange are not granted any appraisal rights as it is intended that the Share Exchange will proceed in accordance with the procedures for a small-scale share swap set forth in Article 360-10 of the KCC.

Although SK Telecom intends that the Share Exchange will proceed in accordance with the procedures for a small-scale share swap, if written notices of dissent are given by shareholders that collectively hold 20% or more of the total number of issued and outstanding shares of SK Telecom within two weeks of the date of public notice of the Share Exchange (such period, the “Dissent Filing Period”), SK Telecom may not proceed with the Share Exchange as a small-scale share swap pursuant to Article 360-10(5) of the KCC. In such case, if SK Telecom does not provide SK Broadband a written notice of termination of the Share Exchange Agreement within 30 days after the end of the Dissent Filing Period, SK Telecom will need to receive approval for the Share Exchange Agreement through a general meeting of shareholders and SK Telecom will disclose the relevant schedule to shareholders in a timely manner.

Investors should note that the Share Exchange may be cancelled if SK Telecom provides SK Broadband a written notice of termination of the Share Exchange Agreement within 30 days after the end of the Dissent Filing Period.

[Exercising Appraisal Rights Under Procedures for a General Exchange of Shares]

As set forth above, although SK Telecom intends that the Share Exchange will proceed in accordance with the procedures for a small-scale share swap, if written notices of dissent are given by shareholders that collectively hold 20% or more of the total number of issued and outstanding shares of SK Telecom within the Dissent Filing Period, SK Telecom may not proceed with the Share Exchange as a small-scale share swap pursuant to Article 360-10(5) of the KCC. If SK Telecom does not provide SK Broadband a written notice of termination of the Share Exchange Agreement within 30 days after the end of the Dissent Filing Period, SK Telecom will need to receive approval for the Share Exchange Agreement through a general meeting of shareholders, and appraisal rights will be granted to shareholders dissenting from the Share Exchange.

Pursuant to Article 360-5 of the KCC and Article 165-5 of the FSCMA, a dissenting shareholder of SK Telecom listed in the shareholder register as of the record date may exercise its appraisal rights with respect to all or a portion of the shares owned by such shareholder by providing SK Telecom with a written statement specifying the class and the number of shares with respect to which appraisal rights are being exercised within 20 days of the date of the resolution adopted at the related general meeting of shareholders (such period, the “SKT Appraisal Rights Exercise Period”) only in the event that such shareholder has provided SK Telecom with a written notice of its intent to dissent prior to the related general meeting of shareholders.

Pursuant to Article 165-5 of the FSCMA and Article 176-7 of its Enforcement Decree, appraisal rights will only be granted if (a) a shareholder can prove that the applicable shares owned by such shareholder were acquired prior to the public notice of the resolution of the board of directors relating to the Share Exchange, or the shareholder, despite having acquired such shares after such public notice of the resolution of the board of directors, can prove that, by the business day after the date of such public notice, (i) a purchase agreement for such shares had been executed, (ii) a loan agreement for such shares had been terminated, or (iii) a legal act relating to the acquisition of such shares had been taken, and (b) such shareholder has maintained the ownership of such shares until the date of the exercise of such appraisal rights. Appraisal rights will be lost with respect to shares that were sold and then repurchased during such timeframe. The exercise of appraisal rights may not be revoked after their exercise.

In addition, shareholders of SK Telecom that notify SK Telecom in writing of their intent to dissent from the resolution of the board of directors relating to the Share Exchange may not exercise appraisal rights if such shareholders vote in favor of the Share Exchange at the general meeting of shareholders. SK Telecom, as a listed company in the KRX KOSPI Market of the Korea Exchange, must purchase the shares in respect of which appraisal rights have been exercised within one month after the end date of the SKT Appraisal Rights Exercise Period.

Item	Date
Business day after the date of the resolution of the board of directors	March 23, 2015
Record date	April 6, 2015
Period for notification of an intent to dissent	To be determined
SKT Appraisal Rights Exercise Period	To be determined

Note: As SK Telecom intends that the Share Exchange will proceed in accordance with the procedures for a small-scale share swap set forth in Article 360-10 of the KCC, the period for notification of an intent to dissent and the SKT Appraisal Rights Exercise Period are indicated as to be determined. If written notices of dissent are given by shareholders that collectively hold 20% or more of the total number of issued and outstanding shares of SK Telecom within the Dissent Filing Period and SK Telecom does not provide SK Broadband a written notice of termination of the Share Exchange Agreement within 30 days after the end of the Dissent Filing Period, SK Telecom will need to receive approval for the Share Exchange Agreement through a general meeting of shareholders and SK Telecom will disclose the relevant schedule to shareholders in a timely manner.

B.	SK Broadband

Pursuant to Article 360-5 of the KCC and Article 165-5 of the FSCMA, a dissenting shareholder of SK Broadband listed in the shareholder register as of the record date may exercise its appraisal rights with respect to all or a portion of the shares owned by such shareholder by providing SK Broadband with a written statement specifying the class and the number of shares with respect to which appraisal rights are being exercised within 20 days after the date of the resolution adopted at the general meeting of shareholders (such period, the “SKB Appraisal Rights Exercise Period”), only in the event that such shareholder has provided SK Broadband in writing its intent to dissent prior to the related general meeting of shareholders.

Pursuant to Article 165-5 of the FSCMA and Article 176-7 of its Enforcement Decree, appraisal rights will only be granted if (a) a shareholder can prove that the applicable shares owned by such shareholder were acquired prior to the public notice of the resolution of the board of directors relating to the Share Exchange, or the shareholder, despite having acquired such shares after such public notice of the resolution of the board of directors, can prove that, by the business day after the date of such public notice, (i) a purchase agreement for such shares had been executed, (ii) a loan agreement for such shares had been terminated, or (iii) a legal act relating to the acquisition of such shares had been taken, and (b) such shareholder has maintained the ownership of such shares until the date of the exercise of such appraisal rights. Appraisal rights will be lost with respect to shares that were sold and then repurchased during such timeframe. The exercise of appraisal rights may not be revoked after their exercise.

In addition, shareholders of SK Broadband that notify SK Broadband in writing of their intent to dissent from the resolution of the board of directors relating to the Share Exchange may not exercise appraisal rights if such shareholders vote in favor of the Share Exchange at the general meeting of shareholders. SK Broadband, as a listed company in the KRX KOSDAQ Market of the Korea Exchange, must purchase the shares in respect of which appraisal rights have been exercised within one month after the end date of the SKB Appraisal Rights Exercise Period.

Item	Date
Business day after the date of the resolution of the Board of Directors	March 23, 2015
Record date	April 6, 2015
Period for notification of an intent to dissent	April 21, 2015 – May 5, 2015 1)
SKB Appraisal Rights Exercise Period	May 6, 2015 – May 26, 2015 2)

1)	Beneficial owners that have entrusted their shares to a securities company (i.e., a financial investment business entity) must notify such securities company of their intent to dissent. In such case, the intent to dissent must be conveyed no later than three business days prior to the date of the general meeting of shareholders. The securities company must collect and convey such information to the Korea Securities Depositary, (the “KSD”) two business days prior to the date of the general meeting of shareholders. The KSD must notify SK Broadband of the beneficial owners’ intent to dissent on behalf of such owners prior to the date of the general meeting of shareholders. For more information, please consult with such securities company entrusted with shares.
2)	Beneficial owners that have entrusted their shares to a securities company may file with such securities company a written application for appraisal rights specifying the class and the number of shares with respect to which appraisal rights are being exercised. In such case, beneficial owners must convey such written statement to such securities company no later than two business days prior to the end date of the SKB Appraisal Right Exercise Period, and the KSD must notify SK Broadband on behalf of such owners. For more information, please consult with such securities company entrusted with shares.

2.	Calculation of the Relevant Share Purchase Price

A.	Common Shares of SK Telecom

Shareholders of SK Telecom dissenting from the Share Exchange are not granted any appraisal rights as it is intended that the Share Exchange will proceed in accordance with the procedures for a small-scale share swap set forth in Article 360-10 of the KCC.

Although SK Telecom intends that the Share Exchange will proceed in accordance with the procedures for a small-scale share swap, if written notices of dissent are given by shareholders that collectively hold 20% or more of the total number of issued and outstanding shares of SK Telecom during the Dissent Filing Period, SK Telecom may not proceed with the Share Exchange as a small-scale share swap pursuant to Article 360-10(5) of the KCC. In such case, if SK Telecom does not provide SK Broadband a written notice of termination of the Share Exchange Agreement within 30 days after the end of the Dissent Filing Period, SK Telecom will need to receive approval for the Share Exchange Agreement through a general meeting of shareholders and SK Telecom will disclose the relevant schedule to shareholders in a timely manner.

Investors should note that the Share Exchange may be cancelled if SK Telecom provides SK Broadband a written notice of termination of the Share Exchange Agreement within 30 days after the end of the Dissent Filing Period.

[Exercising Appraisal Rights Under Procedures for a General Exchange of Shares]

As set forth above, although SK Telecom intends that the Share Exchange will proceed in accordance with the procedures for a small-scale share swap, if written notices of dissent are given by shareholders that collectively hold 20% or more of the total number of issued and outstanding shares of SK Telecom within the Dissent Filing Period, SK Telecom may not proceed with the Share Exchange as a small-scale share swap pursuant to Article 360-10(5) of the KCC. If SK Telecom does not provide SK Broadband a written notice of termination of the Share Exchange Agreement within 30 days after the end of the Dissent Filing Period, SK Telecom will need to receive approval for the Share Exchange Agreement through a general meeting of shareholders, and appraisal rights will be granted to shareholders dissenting from the Share Exchange.

In accordance with Article 165-5(3) of the FSCMA, the share purchase price should be determined through consultation between the corporation and shareholders. If no agreement is reached on the share purchase price, pursuant to Article 176-7(2) of the FSCMA, the share purchase price shall be determined based on the trading price of the applicable shares on the date prior to the relevant resolution of the board of directors. However, if the corporation or a shareholder exercising the appraisal rights contests such share purchase price, it may request a court determination of the share purchase price. Accordingly, shareholders who contest the share purchase price should note that they are entitled to request a court determination of the share purchase price.

The expected share purchase price of SK Telecom determined in accordance with the method prescribed by Article 176-7(2) of the FSCMA is set forth below, and SK Telecom has determined that such price is the price proposed to its shareholders for consultation.

Item	Description
Company’s proposed share purchase price for consultation	Won 283,121
Calculation criteria	Determined in accordance with the method prescribed by Article 165-5 of the FSCMA and Article 176-7 of its Enforcement Decree
If no agreement is reached on the share purchase price	In accordance with Article 165-5(3) of the FSCMA, if SK Telecom or the shareholder exercising the appraisal rights contests such share purchase price, it may request a court determination of the share purchase price.

Note: In the event that the shareholders contesting the above expected share purchase price request determination of the share purchase price by a court, such request will not affect the Share Exchange procedures, and the purchase price determined by such request shall have effect only with respect to those shareholders who made such request.

ø Method of determination of expected share purchase price (calculation date: one day prior to the resolution of the board of directors (March 19, 2015))

Item	Amount (Won)	Calculation Period
(i) Weighted average of the share prices for the most recent two-month period	283,563	January 20, 2015 – March 19, 2015
(ii) Weighted average of the share prices for the most recent one-month period	281,857	February 23, 2015 – March 19, 2015
(iii) Weighted average of the share prices for the most recent one-week period	283,944	March 13, 2015 – March 19, 2015
Purchase price [((i) + (ii) + (iii)) / 3]	283,121	—

Note: The expected share purchase price is the arithmetic mean of (i) the weighted average of the share prices for the most recent two-month period, (ii) the weighted average of the share prices for the most recent one-month period and (iii) the weighted average of the share prices for the most recent one-week period [((i)+(ii)+(iii))/3].

ø The table below shows the share prices and trading volumes for the two-month period leading up to the calculation date of March 19, 2015.

Date	Closing Price (Won)	Trading Volume (Shares)	Closing Price × Trading Volume (Won)
January 20, 2015	273,500	115,230	31,515,405,000
January 21, 2015	275,000	106,196	29,203,900,000
January 22, 2015	277,000	96,392	26,700,584,000
January 23, 2015	283,500	193,495	54,855,832,500
January 26, 2015	290,000	205,547	59,608,630,000
January 27, 2015	288,000	275,117	79,233,696,000
January 28, 2015	285,500	220,474	62,945,327,000
January 29, 2015	284,000	192,057	54,544,188,000

Date	Closing Price (Won)	Trading Volume (Shares)	Closing Price × Trading Volume (Won)
January 30, 2015	289,000	295,975	85,536,775,000
February 2, 2015	288,000	93,772	27,006,336,000
February 3, 2015	282,500	187,340	52,923,550,000
February 4, 2015	280,000	116,462	32,609,360,000
February 5, 2015	278,000	115,752	32,179,056,000
February 6, 2015	278,000	108,234	30,089,052,000
February 9, 2015	277,000	100,144	27,739,888,000
February 10, 2015	274,000	103,784	28,436,816,000
February 11, 2015	280,500	158,267	44,393,893,500
February 12, 2015	289,500	174,848	50,618,496,000
February 13, 2015	295,500	123,373	36,456,721,500
February 16, 2015	301,000	172,874	52,035,074,000
February 17, 2015	295,500	87,843	25,957,606,500
February 23, 2015	291,000	72,997	21,242,127,000
February 24, 2015	291,000	119,745	34,845,795,000
February 25, 2015	288,000	121,071	34,868,448,000
February 26, 2015	287,500	125,510	36,084,125,000
February 27, 2015	286,500	171,702	49,192,623,000
March 2, 2015	284,000	96,975	27,540,900,000
March 3, 2015	283,500	109,686	31,095,981,000
March 4, 2015	288,000	135,798	39,109,824,000
March 5, 2015	290,000	135,499	39,294,710,000
March 6, 2015	283,000	207,854	58,822,682,000
March 9, 2015	279,000	190,007	53,011,953,000
March 10, 2015	270,500	197,630	53,458,915,000
March 11, 2015	269,000	183,298	49,307,162,000
March 12, 2015	270,000	257,139	69,427,530,000
March 13, 2015	283,000	216,449	61,255,067,000
March 16, 2015	280,000	123,012	34,443,360,000
March 17, 2015	279,500	106,096	29,653,832,000
March 18, 2015	281,500	111,038	31,257,197,000
March 19, 2015	290,500	218,533	63,483,836,500

Item			Price (Won)
Weighted average of the closing prices for the most recent two-month period			283,563
Weighted average of the closing prices for the most recent one-month period			281,857
Weighted average of the closing prices for the most recent one-week period			283,944

B.	Common shares of SK Broadband

Item	Description
Company’s proposed share purchase price for consultation	Won 4,645
Calculation criteria	Determined in accordance with the method prescribed by Article 165-5 of the FSCMA and Article 176-7 of its Enforcement Decree
If no agreement is reached on the share purchase price	In accordance with Article 165-5(3) of the FSCMA, if SK Broadband or the shareholder exercising the appraisal rights contests such share purchase price, it may request a court determination of the share purchase price.

Note: In the event that the shareholders contesting the above expected share purchase price request determination of the share purchase price by a court, such request will not affect the Share Exchange procedures, and the purchase price determined by such request shall have effect only with respect to those shareholders who made such request.

ø Method of determination of expected share purchase price (calculation date: one day prior to the resolution of the board of directors (i.e., March 19, 2015))

Item	Amount (Won)	Calculation Period
(i) Weighted average of the share prices for the most recent two-month period	4,457	January 20, 2015 – March 19, 2015
(ii) Weighted average of the share prices for the most recent one-month period	4,650	February 23, 2015 – March 19, 2015
(iii) Weighted average of the share prices for the most recent one-week period	4,827	March 13, 2015 – March 19, 2015
Purchase price [((i) + (ii) + (iii)) / 3]	4,645	—

Note: The expected share purchase price is the arithmetic mean of (i) the weighted average of the share prices for the most recent two-month period, (ii) the weighted average of the share prices for the most recent one-month period and (iii) the weighted average of the share prices for the most recent one-week period [((i)+(ii)+(iii))/3].

ø The table below shows the share prices and trading volumes for the two-month period leading up to the calculation date of March 19, 2015.

Date	Closing Price (Won)	Trading Volume (Shares)	Closing Price × Trading Volume (Won)
January 20, 2015	4,390	987,115	4,333,434,850
January 21, 2015	4,220	1,304,072	5,503,183,840
January 22, 2015	4,195	701,813	2,944,105,535
January 23, 2015	4,325	921,373	3,984,938,225
January 26, 2015	4,220	968,945	4,088,947,900
January 27, 2015	4,180	682,170	2,851,470,600
January 28, 2015	4,230	1,002,533	4,240,714,590
January 29, 2015	4,295	1,445,337	6,207,722,415
January 30, 2015	4,245	1,429,872	6,069,806,640
February 2, 2015	4,125	1,633,790	6,739,383,750
February 3, 2015	4,025	3,648,583	14,685,546,575
February 4, 2015	3,980	2,356,965	9,380,720,700
February 5, 2015	3,925	1,825,198	7,163,902,150
February 6, 2015	4,005	2,136,654	8,557,299,270
February 9, 2015	4,030	1,335,062	5,380,299,860
February 10, 2015	4,035	1,129,048	4,555,708,680
February 11, 2015	4,125	806,491	3,326,775,375
February 12, 2015	4,125	1,204,272	4,967,622,000
February 13, 2015	4,200	1,140,015	4,788,063,000
February 16, 2015	4,200	913,417	3,836,351,400
February 17, 2015	4,400	4,372,894	19,240,733,600

Date	Closing Price (Won)	Trading Volume (Shares)	Closing Price × Trading Volume (Won)
February 23, 2015	4,505	2,566,113	11,560,339,065
February 24, 2015	4,580	2,596,314	11,891,118,120
February 25, 2015	4,560	1,337,494	6,098,972,640
February 26, 2015	4,490	1,863,820	8,368,551,800
February 27, 2015	4,545	1,214,577	5,520,252,465
March 2, 2015	4,450	1,703,426	7,580,245,700
March 3, 2015	4,410	1,583,869	6,984,862,290
March 4, 2015	4,410	615,650	2,715,016,500
March 5, 2015	4,340	1,401,666	6,083,230,440
March 6, 2015	4,300	1,096,376	4,714,416,800
March 9, 2015	4,280	860,690	3,683,753,200
March 10, 2015	4,470	2,596,457	11,606,162,790
March 11, 2015	4,330	2,433,011	10,534,937,630
March 12, 2015	4,455	1,375,749	6,128,961,795
March 13, 2015	4,860	10,105,124	49,110,902,640
March 16, 2015	4,675	5,670,530	26,509,727,750
March 17, 2015	4,710	2,170,908	10,224,976,680
March 18, 2015	4,870	4,696,271	22,870,839,770
March 19, 2015	4,990	3,556,399	17,746,431,010

Item			Price (Won)
Weighted average of the closing prices for the most recent two-month period			4,457
Weighted average of the closing prices for the most recent one-month period			4,650
Weighted average of the closing prices for the most recent one-week period			4,827

3.	Procedures, Method, Timeframe and Location for Exercising Appraisal Rights

A.	SK Telecom

Please see Clause 5.1.B. above.

B.	SK Broadband

(1)	Procedures for Exercising Appraisal Rights

☐	Procedures for Expressing Intent to Dissent

Pursuant to Article 360-5 of the KCC and Article 165-5 of the FSCMA, a shareholder of SK Broadband listed in the shareholder register as of the record date (April 6, 2015) who dissents from the Share Exchange shall provide SK Broadband in writing its intent to dissent during the period from the date of public notice of the general meeting of shareholders (April 21, 2015) to one day prior to the date of the general meeting of shareholders (May 5, 2015).

Beneficial owners that have entrusted their shares to a securities company must notify such securities company of their intent to dissent. In such case, the intent to dissent must be conveyed no later than three business days prior to the date of the general meeting of shareholders. The securities company must collect and convey such information to the KSD two business days prior to the date of the general meeting of shareholders. The KSD must notify SK Broadband of the beneficial owners’ intent to dissent on behalf of such owners prior to the date of the general meeting of shareholders.

☐	Method of Exercising Appraisal Rights

Pursuant to Article 360-5 of the KCC and Article 165-5 of the FSCMA, a shareholder who has expressed its intent to dissent from the Share Exchange may exercise its appraisal rights with respect to shares owned by such shareholder by providing SK Broadband a written statement specifying the class and the number of shares with respect to which appraisal rights are being exercised during the SKB Appraisal Rights Exercise Period, which is the period of 20 days after the date of the resolution adopted at the general meeting of shareholders.

Beneficial owners that have entrusted their shares to a securities company may file with such securities company a written application for appraisal rights specifying the class and the number of shares with respect to which appraisal rights are being exercised. In such case, beneficial owners must convey such written statement to such securities company no later than two business days prior to the end date of the SKB Appraisal Rights Exercise period, and the KSD must notify SK Broadband on behalf of such owners.

(2)	Exercise Period: From May 6, 2015 to May 26, 2015

Pursuant to Article 360-5 of the KCC, a shareholder who has provided SK Broadband in writing notice of its intent to dissent from the resolution of the board of directors relating to the Share Exchange prior to the general meeting of shareholders may exercise its appraisal rights within 20 days after the date of the resolution adopted at the general meeting of shareholders.

(3)	Filing Location

Item	Location	Remarks
SK Broadband	SK Building, 24, Toegye-ro, Jung-gu, Seoul 100-711, Korea	—

4.	Impact of the Appraisal Rights on the Effectiveness of the Share Exchange Agreement

A.	SK Telecom

Shareholders of SK Telecom dissenting from the Share Exchange are not granted any appraisal rights as it is intended that the Share Exchange will proceed in accordance with the procedures for a small-scale share swap set forth in Article 360-10 of the KCC. Although SK Telecom intends that the Share Exchange will proceed in accordance with the procedures for a small-scale share swap, if written notices of dissent are given by shareholders that collectively hold 20% or more of the total number of issued and outstanding shares of SK Telecom within the Dissent Filing Period, SK Telecom may be required to follow the procedures for a general exchange of shares pursuant to Article 360-10(5) of the KCC. In such case, appraisal rights will be granted to shareholders of SK Telecom dissenting from the Share Exchange in accordance with Article 360-5 of the KCC.

If written notices of dissent are given by shareholders that collectively hold 20% or more of the total number of issued and outstanding shares of SK Telecom with respect to the Share Exchange (for which the approval of the general meeting of shareholders is substituted by the approval of the board of directors), SK Telecom may terminate the Share Exchange Agreement by notifying SK Broadband in writing within 30 days after the end of the Dissent Filing Period.

B.	SK Broadband

Pursuant to Article 360-5 of the KCC and Article 165-5 of the FSCMA, a shareholder who has expressed its intent to dissent from the Share Exchange may exercise its appraisal rights with respect to shares owned by such shareholder by providing SK Broadband a written statement specifying the class and the number of shares with respect to which appraisal rights are being exercised during the SKB Appraisal Rights Exercise Period, which is the period of 20 days after the date of the resolution adopted at the general meeting of shareholders. Such exercise of appraisal rights will not impact the Share Exchange.

5.	Funding, Schedule, Method, etc. of Payment of the Share Purchase Price

A.	SK Telecom

Shareholders of SK Telecom dissenting from the Share Exchange are not granted any appraisal rights as it is intended that the Share Exchange will proceed in accordance with the procedures for a small-scale share swap set forth in Article 360-10 of the KCC.

Although SK Telecom intends that the Share Exchange will proceed in accordance with the procedures for a small-scale share swap, if written notices of dissent are given by shareholders that collectively hold 20% or more of the total number of issued and outstanding shares of SK Telecom within the Dissent Filing Period, SK Telecom may not proceed with the Share Exchange as a small-scale share swap pursuant to Article 360-10(5) of the KCC. In such case, if SK Telecom does not provide SK Broadband a written notice of termination of the Share Exchange Agreement within 30 days after the end of the Dissent Filing Period, SK Telecom will need to receive approval for the Share Exchange Agreement through a general meeting of shareholders and SK Telecom will disclose the relevant schedule to shareholders in a timely manner.

Investors should note that the Share Exchange may be cancelled if SK Telecom provides SK Broadband a written notice of termination of the Share Exchange Agreement within 30 days after the end of the Dissent Filing Period.

[Funding, Schedule, Method, etc. of Payment of the Share Purchase Price Under the Procedures for a General Exchange of Shares of the SK Telecom]

(1)	Funding of the Share Purchase Price

SK Telecom expects to fund the share purchase price from available funds retained by SK Telecom, etc.

(2)	Payment Schedule for the Share Purchase Price

Payment of the share purchase price is expected to be made within one month after the last day of the SKT Appraisal Rights Exercise Period.

(3)	Payment Method for the Share Purchase Price

•	Shareholders registered in shareholder register: by transfer of funds to the registered bank accounts of such shareholders

•	Beneficial owners that have entrusted their shares to a securities company: by transfer of funds to the registered trading accounts of the beneficial owners at the relevant securities companies

(4)	Noteworthy Matters Relating to the Exercise of Appraisal Rights

Please note that matters relating to the share purchase price and the exercise of appraisal rights are subject to change following consultation with the shareholders, if needed. In the event appraisal rights are exercised by the shareholders dissenting from the Share Exchange, the resulting transaction, as an over-the-counter trade, may subject the exercising shareholders to corporate tax or income tax with respect to the net realized gain (i.e., the sale price less the acquisition cost and transaction costs). For domestic corporations, such net realized gain is subject to corporate tax as income in the applicable business year, and Korean residents are subject to capital gains tax at the rate of 22% (including local income tax) of the net realized gain. However, in the event a resident shareholder is a major shareholder pursuant to the Income Tax Act and has held its shares for less than one year, capital gains tax at the rate of 33% (including local income tax) will be applicable. For a foreign corporation or a non-resident shareholder, corporate or income tax equal to the lower of 11% (including local income tax) of the sale price or 22% (including local income tax) of the net realized gain will generally be the applicable corporate or income tax. However, the actual tax payable is subject to change according to specific circumstances, such as the existence of a business establishment of such shareholder in Korea or tax treaties between Korea and the applicable country of residence of the foreign corporation or non-resident shareholder. In addition, in the event appraisal rights are exercised, a securities transaction tax of 0.5% of the sale price will be applicable.

(5)	Disposal of Treasury Shares Acquired as a Result of Exercise of Appraisal Rights

Treasury shares acquired as a result of the exercise of appraisal rights are expected to be disposed of within three years after the acquisition of such shares in accordance with Article 165-5(4) of the FSCMA and Article 176-7(3) of its Enforcement Decree.

B.	SK Broadband

(1)	Funding of the Share Purchase Price

SK Broadband expects to fund the share purchase price from available funds retained by SK Broadband, etc.

(2)	Payment Schedule for the Share Purchase Price

Payment of the share purchase price is expected to be made within one month after the last day of the SKB Appraisal Rights Exercise Period.

(3)	Payment Method for the Share Purchase Price

•	Shareholders registered in shareholder register: by transfer of funds to the registered bank accounts of such shareholders

•	Beneficial owners that have entrusted their shares to a securities company: by transfer of funds to the registered trading accounts of the beneficial owners at the relevant securities companies

(4)	Noteworthy Matters Relating to the Exercise of Appraisal Rights

Please note that matters relating to the share purchase price and the exercise of appraisal rights are subject to change following consultation with the shareholders, if needed. In the event appraisal rights are exercised by the shareholders dissenting from the Share Exchange, the resulting transaction, as an over-the-counter trade, may subject the exercising shareholders to corporate tax or income tax with respect to the net realized gain (i.e., the sale price less the acquisition cost and transaction costs). For domestic corporations, such net realized gain is subject to corporate tax as income in the applicable business year, and Korean residents are subject to capital gains tax at the rate of 22% (including local income tax) of the net realized gain. However, in the event a resident shareholder is a major shareholder pursuant to the Income Tax Act and has held its shares for less than one year, capital gains tax at the rate of 33% (including local income tax) will be applicable. For a foreign corporation or a non-resident shareholder, corporate or income tax equal to the lower of 11% (including local income tax) of the sale price or 22% (including local income tax) of the net realized gain will generally be the applicable corporate or income tax. However, the actual tax payable is subject to change according to specific circumstances, such as the existence of a business establishment of such shareholder in Korea or tax treaties between Korea and the applicable country of residence of the foreign corporation or non-resident shareholder. In addition, in the event appraisal rights are exercised, a securities transaction tax of 0.5% of the sale price will be applicable.

(5)	Disposal of Treasury Shares Acquired as a Result of Exercise of Appraisal Rights

Treasury shares acquired as a result of the exercise of appraisal rights are expected to be transferred to SK Telecom in accordance with the share transfer agreement between SK Telecom and SK Broadband, and treasury shares acquired after the date of the Share Exchange are expected to be transferred to SK Telecom in accordance with the Share Exchange, which will be exchanged for common shares of SK Telecom. As a result of such transactions, SK Broadband may be exposed to a possible violation of Article 342-2 of the KCC and Articles 8-2(5) and 9 of the Fair Trade Act, and thus SK Broadband plans to dispose of such shares promptly.

6.	Grounds for Non-recognition of or Limitations on Appraisal Rights

Appraisal rights will only be granted if (a) the applicable shares owned by such shareholder were acquired prior to the public notice of the resolution of the board of directors, or the shareholder, despite having acquired such shares after such public notice of the resolution of the board of directors, can prove that, by the business day after the date of such public notice, (i) a purchase agreement for such shares had been executed, (ii) a loan agreement for such shares had been terminated, or (iii) a legal act relating to the acquisition of such shares had been taken, and (b) such shareholder has maintained the ownership of such shares until the date of the exercise of such appraisal rights. Appraisal rights will be lost with respect to shares that were sold and then repurchased during such timeframe. The exercise of appraisal rights may not be revoked after their exercise.

In addition, if the Share Exchange Agreement is no longer effective or terminated due to certain events, then the appraisal rights that were exercised will no longer be effective, and SK Telecom and SK Broadband may reject the purchase of shares for which the appraisal rights were exercised. For further information regarding the events that may lead to termination of the Share Exchange Agreement or the Share Exchange Agreement being no longer effective, please refer to our future filings with the U.S. Securities and Exchange Commission to be filed on Form CB.

CLAUSE 6. RELATIONSHIP OF THE PARTIES

1.	Affiliates and Subsidiaries

A.	Relationship of the Affiliates and Subsidiaries

The parties of the Share Exchange belong to the SK Group in accordance with the Korean Monopoly Regulation and Fair Trade Act (the “Fair Trade Act”), and SK Telecom Co owns 50.56% (149,638,354 shares) of the issued and outstanding shares of SK Broadband as of March 20, 2015.

B.	Directors and Executive Officers with Concurrent Offices

Name	SK Telecom	SK Broadband
WonYoung Yun	Head of Division	Non-executive director
Jong-Won Kim	Head of Division	Head of Division

2.	Transactions between the Parties

A.	Major Business Transactions between SK Telecom and SK Broadband

(1)	Sales

			(Unit: in millions of Won)
Company name	Transaction Period	Counterparty	Transaction	Transaction amount
SK Telecom	2011.01.01 ~ 12.31	SK Broadband	Leased line, interconnection fees, etc.	90,728
	2012.01.01 ~ 12.31			114,068
	2013.01.01 ~ 12.31			105,166
	2014.01.01 ~ 12.31			141,640

Note: The amounts are derived from SK Telecom’s audited financial statements for the years 2011, 2012, 2013 and 2014.

(2)	Purchases

			(Unit: in millions of Won)
Company name	Transaction Period	Counterparty	Transaction	Transaction amount
SK Telecom	2011.01.01 ~ 12.31	SK Broadband	Leased line, interconnection fees, etc.	440,495
	2012.01.01 ~ 12.31			559,926
	2013.01.01 ~ 12.31			570,426
	2014.01.01 ~ 12.31			588,982

Note: The amounts are derived from SK Telecom’s audited financial statements for the years 2011, 2012, 2013 and 2014.

B.	Assets and Liabilities from Transactions

(1)	Accounts Receivable

			(Unit: in millions of Won)
Company name	Date	Counterparty	Transaction	Transaction amount
SK Telecom	2011. 12. 31	SK Broadband	Leased line, interconnection fees, etc.	8,225
	2012. 12. 31			2,493
	2013. 12. 31			4,779
	2014. 12. 31			3,236

Note: The amounts are derived from SK Telecom’s audited financial statements for the years 2011, 2012, 2013 and 2014.

(2)	Accounts Payable

			(Unit: in millions of Won)
Company name	Date	Counterparty	Transaction	Transaction amount
SK Telecom	2011. 12. 31	SK Broadband	Leased line, interconnection fees, etc.	118,687
	2012. 12. 31			73,483
	2013. 12. 31			81,243
	2014. 12. 31			38,432

Note: The amounts are derived from SK Telecom’s audited financial statements for the years 2011, 2012, 2013 and 2014.

C.	Guarantees of Debt

Not applicable

3.	Transactions with Major Shareholders

Not applicable

4.	Other Relationships including Competitive or Complementary Relationships

SK Telecom resells SK Broadband’s fixed-line products such as broadband Internet and IPTV. Such resale of fixed-line products benefits its customers by expanding the options available to consumers and reducing costs through discounts for bundled services.

The purpose of this resale is to more flexibly respond to the competitive fixed-mobile bundled products market, and the price between SK Telecom and SK Broadband is calculated using fair and reasonable standards.

As the market share of telecommunications service providers within the broadband Internet market currently remains relatively unchanged (e.g., the market share of SK Broadband increased to 25.1% at the end of 2014 from 24.1% at the end of 2012), bundled services through resale by SK Telecom provides for lower prices to consumers as well as convenience.

CLAUSE 7. OTHER MATTERS RELATING TO PROTECTION OF INVESTORS

1.	Possibility of Listing and Delisting New Shares

A.	Since there will be no new shares of SK Telecom issued in connection with the Share Exchange, there will be no listing of new shares.

B.	Back door listing is not applicable to the Share Exchange. Subsequent to the Share Exchange, SK Telecom will be the parent company of SK Broadband with 100% ownership and will remain a listed corporation on the KRX KOSPI Market of the Korea Exchange, and SK Broadband will become a wholly-owned subsidiary of SK Telecom and will be delisted from the KRX KOSDAQ Market of the Korea Exchange.

2.	Put-back Options Relating to Share Exchange

Not applicable

3.	Other Matters Necessary for an Investment Decision

A.	Share Exchange Agreement – Where it would no longer be effective

In the event that the agenda for the approval of the Share Exchange Agreement is voted against by the boards of directors or at the general meeting of shareholders, the Share Exchange Agreement shall lose effectiveness retroactively.

B.	Share Exchange Agreement – Amendment or Termination

The Share Exchange Agreement may be amended or terminated in accordance with the following terms.

(1)	Following the execution of the Share Exchange Agreement and prior to the Share Exchange Date, in the event any matter related to the terms of the Share Exchange Agreement is in breach of applicable laws and/or accounting standards, SK Telecom and SK Broadband may amend the Share Exchange Agreement by written agreement to comply with such applicable laws and/or accounting standards.

(2)	Following the execution of the Share Exchange Agreement and prior to the Share Exchange Date, in the event any of the following occurs, SK Telecom and SK Broadband may by mutual written agreement terminate or amend the Share Exchange Agreement:

☐	a natural disaster or other material change to the assets and operation of SK Telecom or SK Broadband;

☐	failure to obtain approvals necessary for the Share Exchange from the government or related agencies or any breach of applicable law due to the Share Exchange which cannot be cured; or

☐	other causes which make it impossible to maintain the Share Exchange Agreement, including the unfairness of the share exchange ratio.

(3)	Following the execution of the Share Exchange Agreement, if written notices of dissent are given by shareholders that collectively hold 20% or more of the total number of issued and outstanding shares of SK Telecom with respect to the Share Exchange (for which the approval of the general meeting of shareholders is substituted by the approval of the board of directors), SK Telecom may terminate the Share Exchange Agreement by notifying SK Broadband in writing within 30 days after the end of the Dissent Filing Period.

(4)	SK Telecom and SK Broadband may enter into separate agreements for matters requiring agreement in connection with the Share Exchange and such separate agreements shall be deemed part of the Share Exchange Agreement.

C.	In the event that the events set forth in A. or B. occur, such that the Share Exchange Agreement is no longer effective or terminated, then the appraisal rights that were exercised will no longer be effective, and SK Telecom and SK Broadband may reject the purchase of shares for which the appraisal rights were exercised.

D.	Resolution of Board of Directors for the Share Exchange of the Parties

•	SK Telecom

As SK Telecom intends to proceed with the Share Exchange as a small-scale share swap in accordance with Article 360-10 of the KCC, the approval of the board of directors for the Share Exchange may substitute for the approval of a general meeting of shareholders in accordance with Article 360-3(1) of the KCC. However, in the event that shareholders that collectively hold 20% or more of the total issued shares of SK Telecom dissent, this small-scale share swap procedure will be replaced by a general share exchange procedure. In this case, pursuant to Articles 360-3(1), 360-3(2) and 434 of the KCC, a special resolution of the general meeting of shareholders is required, and the approval of two-thirds of the voting rights of the participating shareholders and one-third of the issued shares is required.

•	SK Broadband

Pursuant to Articles 360-3(1), 360-3(2) and 434 of the KCC, a special resolution of the general meeting of shareholders is required, and the approval of two-thirds of the voting rights of the participating shareholders and one-third of the issued shares is required.

[Excerpts from the Share Exchange Agreement]

Article 4 Approval of Share Exchange

☐	SK Telecom shall conduct the Share Exchange by approval of the meeting of the board of directors to be held on May 6, 2015 in lieu of a general meeting of shareholders held in accordance with Article 360-3(1) of the KCC, pursuant to Article 360-10 of the KCC.

☐	SK Broadband shall conduct the Share Exchange by approval of the general meeting of shareholders to be held on May 6, 2015 pursuant to Article 360-3(1) of the KCC.

☐	Notwithstanding paragraphs 1 and 2 above, to the extent necessary for the process of the Share Exchange, the parties may change the above dates upon mutual consultation.

Article 8 Effectiveness

The Share Exchange Agreement shall become effective upon execution provided, however, that in the event this Agreement fails to be approved at the meeting of the board of directors of SK Telecom or the general meeting of shareholders of SK Broadband held pursuant to Article 4, the Share Exchange Agreement shall lose effectiveness retroactively. In the event the Share Exchange Agreement loses effectiveness pursuant to this Article, neither SK Telecom nor SK Broadband shall seek indemnification for such loss of effectiveness against the party who caused such loss.

Article 9 Amendment and Termination

☐	Following the execution of the Share Exchange Agreement and prior to the Share Exchange Date, in the event any matter related to the terms of the Share Exchange Agreement is in breach of applicable laws and/or accounting standards, SK Telecom and SK Broadband may amend the Share Exchange Agreement by written agreement to comply with such applicable laws and/or accounting standards.

☐	Following the execution of the Share Exchange Agreement and prior to the Share Exchange Date, in the event any of the following occurs, SK Telecom and SK Broadband may by mutual written agreement terminate or amend the Share Exchange Agreement:

1.	a natural disaster or other material change to the assets and operation of SK Telecom or SK Broadband;

2.	failure to obtain approvals necessary for the Share Exchange from the government or related agencies or any breach of applicable law due to the Share Exchange which cannot be cured; or

3.	other causes which make it impossible to maintain the Share Exchange Agreement, including the unfairness of the share exchange ratio.

☐	Following the execution of the Share Exchange Agreement, if written notices of dissent are given by shareholders that collectively hold 20% or more of the total number of issued and outstanding shares of SK Telecom with respect to the Share Exchange (for which the approval of the general meeting of shareholders is substituted by the approval of the board of directors), SK Telecom may terminate the Share Exchange Agreement by notifying SK Broadband in writing within 30 days after the end of the Dissent Filing Period.

☐	SK Telecom and SK Broadband may enter into separate agreements for matters requiring agreement in connection with the Share Exchange and such separate agreements shall be deemed part of the Share Exchange Agreement.

E.	Disclosure of Share Exchange Agreement, etc.

In accordance with Article 360-4(1) of the KCC, the following documents shall be made available at SK Telecom’s headquarters during the period between the date that is two weeks prior to the date of SK Telecom’s board of directors meeting in lieu of a general meeting of shareholders and the date of SK Broadband’s general meeting of shareholders and the date that is six months after the Share Exchange Date.

 Share Exchange Agreement

‚ Document specifying the rationale of the allotment of shares to SK Broadband’s shareholders

ƒ Final statements of financial position and statements of comprehensive income of each company involved in the Share Exchange prepared six months prior to the general meeting of shareholders pursuant to Article 360-3(1) of the KCC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Soo Cheol Hwang
(Signature)
Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: March 24, 2015